# Waller Helms Securities LLC

## Financial Statement and
## Report of Independent Registered Public Accounting Firm

June 30, 2019

**Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934**

***** PUBLIC DOCUMENT *****

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69713 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALLER HELMS SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 W. WACKER DRIVE, SUITE 2000
(No. and Street)

| CHICAGO | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT CAMPBELL (973) 727-7379
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP
(Name – *if individual, state last, first, middle name*)

| 9645 LINCOLNWAY LN #214A | FRANKFORT | IL | 60423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**WALLER HELMS SECURITIES LLC**

**TABLE OF CONTENTS**

# OATH OR AFFIRMATION

I, __JOHN WALLER_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__WALLER HELMS SECURITIES LLC_____, as

of __June 30_____, 20 __19_____, are true and correct.  I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

__CHIEF COMPLIANCE OFFICER_____
Title



_____
Notary Public

MARY E SMITH
Official Seal
Notary Public - State of Illinois
My Commission Expires Apr 11, 2023

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**



DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Waller Helms Securities LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Waller Helms Securities LLC, (the "Company") as of June 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Waller Helms Securities LLC as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Waller Helms Securities LLC's auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
September 3, 2019

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

**WALLER HELMS SECURITIES LLC**

**NOTES TO THE FINANCIAL STATEMENT**

**JUNE 30, 2019**

**NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

***Description of Business.*** Waller Helms Securities LLC (the "Company"), a Limited Liability Company and a wholly owned subsidiary of Waller Helms Advisors LLC ("Waller Helms Advisors"), is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). In the normal course of business, the Company performs underwriting, financial advisory and investment banking services. The Company commenced operations as a broker-dealer effective September 27, 2016.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computation under Rule 15c3-3. Essentially, the requirement of Paragraph (k)(2)(i) provides that a broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transaction between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

A summary of the Company's significant accounting policies is as follows:

***Accounting Policies.*** The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

***Management Estimates and Assumptions.*** The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

***Cash.*** All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

***Revenue Recognition.*** In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Effective July 1, 2018, the Company adopted Topic 606 and all related amendments, and applied its provisions to all uncompleted contracts using the modified retrospective method for adoption which did not have a material impact on the Company's financial statements.

The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

(Continued)

**WALLER HELMS SECURITIES LLC**

**NOTES TO THE FINANCIAL STATEMENT**

**JUNE 30, 2019**

**NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

**Revenue Recognition** (Concluded)*.*  In March 2016, FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*.  The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date for this ASU is the same as the effective date for ASU 2014-09.  Effective July 1, 2018, the Company adopted this amendment which did not have a material impact on the Company's financial statements.

*Significant Judgments.*  Revenue from contracts with customers includes commission income and fees from investment banking services.  The recognition and measurement of revenue is based on the assessment of individual contract terms.  Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

*Initial/Advisory Fees.*  Initial/Advisory fees are due in accordance with the terms of the executed agreement and are typically recorded upon execution of a signed agreement.  Performance obligations in these arrangements vary depending on the contract, but are typically satisfied at a point in time under the arrangement.  These types of fees may also include retainer, research, and/or success fees, which are recognized upon the completion or cancelation of the deal.

*Fairness Opinion and Valuation Fees.*  Fairness opinion and valuation fees are due in accordance with the terms of the executed agreement, and the performance obligation is satisfied upon issuance of the fairness opinion or valuation, as applicable. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon issuance of the fairness opinion or valuation.

*Placement/Underwriting Fees.*  Placement/Underwriting fees are due in accordance with the terms of the executed agreement, and are typically earned upon consummating an offering.  Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally when the respective closing of the offering has occurred.

*Completion Fees.*  Completion fees are due in accordance with the terms of the executed agreement, typically either a dollar amount or percentage upon execution of a definitive agreement and the remainder upon closing, or a dollar amount or percentage upon closing.  Performance obligation is satisfied upon the closing or cancelation of the transaction. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon completion of these events.

**Costs to Obtain or Fulfill a Contract with a Customer.**  The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are expensed at the time the performance obligation has been satisfied.

These assets are presented in the Other Assets line of the Company's Statement of Financial Condition.  The Company did not have assets from costs to obtain contracts with customers at July 1, 2018 or June 30, 2019.  During the year ended June 30, 2019, the Company did not incur any expenses to obtain or fulfill a contract with a customer.

(Continued)

**WALLER HELMS SECURITIES LLC**

**NOTES TO THE FINANCIAL STATEMENT**

**JUNE 30, 2019**

**NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Concluded)

*Income Taxes.* As a wholly owned subsidiary of Waller Helms Advisors, the Company is not subject to federal income tax, but may be subject to various state and local income taxes.

*Recent Accounting Pronouncements.* In February 2016, FASB issued ASU 2016-02, *Leases (Topic 842)*. FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating this standard.

**NOTE 2 – RELATED PARTY TRANSACTIONS**

The Company received advances from Waller Helms Advisors during the year. These amounts are reported in the aggregate and are non-interest bearing. One advance of $50,000 matures November 2019 while the other $50,000 advance matures March 2020. Upon maturity, these advances will become due on demand. These notes were retired during the year ended June 30, 2019.

The Company has also entered into an agreement with Waller Helms Advisors, effective February 11, 2016, whereby Waller Helms Advisors may provide certain administrative and support services to the Company and may act as paying agent for the Company in connection with certain of the Company's direct expenses. In accordance with the terms of the agreement, Waller Helms Advisors will provide such services as personnel, facilities, equipment and supplies to the Company as the parties may determine and the Company will pay Waller Helms Advisors the costs of the services under the agreement.

For the year ended June 30, 2019, Waller Helms Advisors mostly assumed responsibility and paid for certain overhead and operating expenses of the Company and such expenses will not be allocated or reimbursed by the Company. Effective June 1, 2018, the Company was responsible to reimburse certain labor and overhead in the amount of $6,900 to Waller Helms Advisors. For the year ended June 30, 2019, the Company reimbursed Waller Helms Advisors $76,840 of various expenses. As of June 30, 2019, the Company did not owe Waller Helms Advisors for any costs.

**NOTE 3 – INDEMNIFICATIONS**

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

**NOTE 4 – CONCENTRATIONS**

The Company's revenue stream is transaction based rather than recurring in nature. As a result, the Company will have revenue concentrations year over year.

**WALLER HELMS SECURITIES LLC**

**NOTES TO THE FINANCIAL STATEMENT**

**JUNE 30, 2019**

**NOTE 5 – NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).  Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 12 1/2% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined.  Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.  At June 30, 2019, the Company had net capital of $21,343 which was $16,343 in excess of its required net capital of $5,000.  The Company's net capital ratio was 1.25 to 1.

**NOTE 6 – SUBSEQUENT EVENTS**

Management has evaluated all subsequent events from June 30, 2019 through September 3, 2019, the date of the accompanying financial statements were available to be issued, and is not aware of any subsequent events occurring during this period that have not been disclosed.